June 10, 2019

Kenneth Londoner
Chief Executive Officer
BioSig Technologies, Inc.
12424 Wilshire Blvd., Suite 745
Los Angeles, CA 90025

       Re: BioSig Technologies, Inc.
           Registration Statement on Form S-3
           Filed May 31, 2019
           File No. 333-231862

Dear Mr. Londoner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Rick A. Werner, Esq.